
August 5, 2013

Via E-mail
Kenneth H. Hannah
Executive Vice President and Chief Financial Officer
J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

> **Re: J. C. Penney Company, Inc.**
> **Form 10-K for Fiscal Year Ended February 2, 2013**
> **Filed March 20, 2013**
> **File No. 1-15274**

Dear Mr. Hannah:

We have reviewed your response dated June 25, 2013 and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 6. Selected Financial Data, page 19

Non-GAAP Financial Measures, page 20

1. We note your response to prior comment 2 in our letter dated May 28, 2013. We also note that you believe your non-GAAP adjustments are useful to investors, but do not state why. Please disclose why management believes the measure is useful to investors, as well as whether management uses the measure, and if so, how, as we note that: (1) the provision of a defined pension benefit to employees is within the company's control, (2) the mechanics of pension accounting result in the smoothing of the various volatile components of pension cost into the income statement over a number of years, and (3) it is unclear how pension expense differs from other expenses that may be beyond the company's control and/or volatile.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comments. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Mark Sweeney, Controller
        Salil Virkar, Assistant General Counsel